VETANOVA, INC.
                              335 A Josephine St.,
                             Denver, Colorado 80206
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                                  June 15, 2022

Doris Stacey Gama
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   VetaNova, Inc.
            Offering Statement on Form 1-A
            File No. 024-11868

     VetaNova, Inc. (the "Company") requests that the Company's Offering Statement on Form 1-A be qualified on Friday, June 17, 2022 at 4:00 P.M. Eastern time, or as soon as practicable thereafter.

     The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the qualification of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   Very Truly Yours,

                                   VERTANOVA, INC.


                                    By:  /s/ John R. McKowen
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                                           John R. McKowen
                                           Chief Executive Officer